W270, Inc.

(a professional IT consultancy business)

May 4, 2012

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

W270, Inc. (the “Company”) - Form S-1 Registration Statement – Acceleration Request

File No.: 333-176388

Dear Sir/Madam:

This letter serves as our request, in accordance with Rule 461, for acceleration of the effectiveness of the above-referenced Registration Statement (filed pursuant to Form S-1) to May 9, 2012 at 9:00 am or as soon thereafter as possible.

In that respect and in furtherance of our Acceleration Request, we herewith acknowledge the following on behalf of the Company:

1.	Should the Commission or the staff, acting pursuant to delegated authority, declare our filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring our filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned.

Very truly yours,

W270, Inc.

By: /s/Wesley E. Fry

       Wesley E. Fry President, CEO,

       Principal Executive Officer, Treasurer,

       Chairman, Principal Financial Officer and

       Principal Accounting Officer

4221 Camino Alegre, La Mesa, CA 91941